UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32384

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Macquarie Infrastructure Corporation(1)

(Exact name of registrant as specified in its charter)

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125 West 55th Street

New York, New York 10019

(212) 231-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Liability Company Interests of Macquarie Infrastructure Company LLC

(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.001 per share of Macquarie Infrastructure Corporation

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Macquarie Infrastructure Corporation (as successor by conversion to Macquarie Infrastructure Company LLC) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

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(1)	On May 21, 2015, Macquarie Infrastructure Company LLC, a Delaware limited liability company (“MIC LLC”) completed its conversion (the “Conversion”) into Macquarie Infrastructure Corporation, a Delaware corporation (“MIC Corp.”). Upon the consummation of the Conversion, each outstanding limited liability interest of MIC LLC automatically converted into a share of common stock of MIC Corp. The Conversion constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of MIC LLC and does not affect the reporting obligations of MIC Corp., which is the successor to MIC LLC under the Exchange Act.

Date: May 21, 2015	MACQUARIE INFRASTRUCTURE CORPORATION

	By:	/s/ James Hooke
	Name: Title:	James Hooke Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.